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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70014

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gray Oak Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Old Field Point Road
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Halvorsen	(203) 987-0015	markh@grayoakcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd, NE Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Halvorsen _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gray Oak Capital, LLC _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JONNATHAN SIRANAULA
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2027

Signature:

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GRAY OAK CAPITAL, LLC

Statement of Financial Condition

December 31, 2024

With
Report of Independent Registered Public
Accounting Firm

PUBLIC DOCUMENT

GRAY OAK CAPITAL, LLC

CONTENTS:



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gray Oak Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gray Oak Capital, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

April 1, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Gray Oak Capital, LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	143,088
Accounts receivable		13,827
Prepaid expenses and deposits		7,978
Total Assets	$	164,893

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	7,386
Commissions payable		6,914
Due to affiliate		3,150
Total Liabilities		17,450
Members' Equity		147,443
Total Liabilities and Members' Equity	$	164,893

See accompanying notes.
PUBLIC DOCUMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Gray Oak Capital, LLC (the "Company") was organized in Delaware in February 2017. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since April 2019. As a limited liability company, the members' liability is limited to their investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its bank accounts in high credit quality financial institutions. The balances at times may exceed federally insured limits.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and as such does not incur federal income taxes. Instead, its earnings and losses are included in the Federal tax returns of its members and are taxed depending on the members' tax situations. However, the Company is subject to the Connecticut pass-through entity-tax based on its Connecticut sourced income.

The Company adopted Accounting Standards Codification ("ASC") 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company did not have unrecognized tax benefits as of December 31, 2024 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads. Based on managements review, no allowance for credit losses is considered to be necessary as of December 31, 2024.

3.	RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated entity for personnel, occupancy, and certain general and administrative expenses provided to the Company. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to $17,422 for the year ended December 31, 2024. The balance due to affiliate of $3,150 on the accompanying statement of financial condition arose from this agreement. Amounts due to affiliate are not interest bearing and have no specified due date.

Financial position and results of operations could differ if this agreement did not exist.

4.	REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $132,552 which was $32,552 in excess of its required net capital of $100,000. At December 31, 2024, the percentage of aggregate indebtedness to net capital was 13.16%.

5.	CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

6.	SEGMENT REPORTING

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income or loss as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

7.	SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through the date these financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of December 31, 2024.

8.	NET LOSS

The Company incurred a loss for 2024 and was dependent upon capital contributions from its members for working capital and net capital. The Company's members have represented that they intend to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the independent registered public accounting firm's report.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

9.	CONCENTRATIONS

During 2024, all of the Company's investment banking and reimbursed expenses revenues were earned from three customers. All of accounts receivable at December 31, 2024, is due from two customers.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gray Oak Capital, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Gray Oak Capital, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Gray Oak Capital, LLC stated that it conducted investment banking activities throughout the year ended December 31, 2024, without exception and (3) Gray Oak Capital, LLC stated that Gray Oak Capital, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Gray Oak Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gray Oak Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 1, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 29, 2025

Rubio CPA, P.C.
3500 Lenox Road NE
Suite 1500
Atlanta, Georgia 30326

To Whom It May Concern:

We, as members of management of Gray Oak Capital, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted investment banking activities throughout the year ended December 31, 2024 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2024 to December 31, 2024 without exception.

Mark Halvorsen

Signed: _____

Name: Mark Halvorsen

Title: CEO